January 23, 2013

By EDGAR submission

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Stop 4631

Washington, D.C. 20549

Attention:  Mr. Rufus Decker, Accounting Branch Chief

Re:       Deckers Outdoor Corporation

Form 10-K for the Year ended December 31, 2011

Filed February 29, 2012

Response dated December 31, 2012

File No. 0-22446

Dear Mr. Decker:

This letter is being respectfully submitted by Deckers Outdoor Corporation (the “Company”) in response to comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) on the Company’s above referenced Annual Report on Form 10-K contained in the letter dated January 16, 2013 (the “Letter”).

The Company’s responses are keyed to the numbered paragraphs that correspond to the comments made by the Staff in the Letter.  Each response is preceded by a reproduction of the applicable Staff comment.

Consolidated Financial Statements, page F-1

(10) Business Segments, Concentration of Business, and Credit Risk and Significant Customers, page F-30

1.  We note your response to comment four from our letter dated December 17, 2012. Please show us how you will revise your future filings to also disclose the amount of gross profit included in each segment’s income from operations that was generated from inter-segment sales.

The Company’s Response:

In response to the Staff’s comment, the Company will revise the “Business Segments, Concentration of Business, and Credit Risk and Significant Customers” footnote in future annual and interim filings.  For example, based on the Company’s Form 10-K for the Year Ended December 31, 2011, the Company would include substantially the following table:

“Income from operations of the wholesale segments includes inter-segment gross profit from sales to the  eCommerce and retail segments for the years ended December 31, 2011, 2010 and 2009 as shown in the table below:”

	2011	2010	2009
Inter-segment Gross Profit:
UGG wholesale	64,160	44,165	30,204
Teva wholesale	1,130	802	1,016
Sanuk wholesale	—	—	—
Other wholesale	425	516	783
Total	65,715	45,483	32,003

2. We note your response to prior comment five from our letter dated December 17, 2012. Please confirm that you will revise your disclosures in future filings to include the supplemental schedule and clarifying information that you provided in your response.

The Company’s Response:

In response to the Staff’s comment, the Company confirms that in future filings it will include a supplemental schedule quantifying the Company’s cash equivalents held.  Such supplemental schedule as of December 31, 2010 and 2011 and September 30, 2012 is included in the Company’s response to the Staff’s letter dated December 17, 2012.

The Company acknowledges that (a) it is responsible for the adequacy and accuracy of the disclosure in its filings; (b) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (c) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please advise us if we can provide any further information or assistance.   You may contact me or David Lafitte, General Counsel, at (805) 967-7611 with any questions.

Sincerely,

/s/ Thomas A. George
Thomas A. George
Chief Financial Officer
Deckers Outdoor Corporation

cc:	Angel R. Martinez
President and Chief Executive Officer
Deckers Outdoor Corporation

cc:	David Lafitte
General Counsel
Deckers Outdoor Corporation